UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission File Number: 1-1927
THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN FOR RETAIL EMPLOYEES
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN FOR RETAIL EMPLOYEES
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) as of December 31, 2010 and 2009 and for the fiscal year ended December 31, 2010, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1 Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY SAVINGS PLAN FOR RETAIL EMPLOYEES

June 13, 2011	By:	/s/ Richard J. Noechel

Richard J. Noechel, Vice President and Controller

ANNEX A TO FORM 11-K
THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE
December 31, 2010 and 2009

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Goodyear Tire & Rubber Company Savings Plan for
Retail Employees
Akron, Ohio
We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 8, 2011

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009
(Dollars in Thousands)

	2010	2009
Plan’s Interest in Commingled Trust at Fair Value	$102,986	$94,657
Participant Loans	4,602	4,656

Net Assets Available for Benefits at Fair Value	107,588	99,313

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,857)	(1,370)

Net Assets Available for Benefits	$105,731	$97,943

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2010
(Dollars in Thousands)

Contributions:
Employee	$5,294
Employer	2,605

Total Contributions	7,899

Deductions:
Benefits Paid to Participants or Their Beneficiaries	7,047

Total Deductions	7,047

Interest from Participant Loans	237

Net Investment Gain from Plan’s Interest in Commingled Trust	6,901

Net Transfers to Other Plans	(202)

Net Increase in Net Assets Available for Benefits During the Year	7,788

Net Assets Available for Benefits at Beginning of Year	97,943

Net Assets Available for Benefits at End of Year	$105,731

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.
Plan Year
The Plan Year is a calendar year.
Trust Assets
Certain savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company” or “Goodyear”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsors three savings plans that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.
Recordkeeper
J. P. Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Participant Loans
The Plan allows loans to participants in accordance with the Plan document. These loans are reported at the unpaid principal balance plus accrued interest. Loans are deemed distributions by the Plan when they are determined to be in default.
Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).
The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Subsequent Events
The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.
NOTE 2 — GENERAL DESCRIPTION AND OPERATION OF THE PLAN
Inception
The Plan is a defined contribution plan, which became effective April 1, 2007, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
Salaried employees who work at a retail store location and are not covered by a collective bargaining agreement become eligible to participate in the Plan after completing one year of continuous service with the Company.
Vesting
Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.
Contributions
Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after the participant makes the election. Employees may suspend their contributions at any time.
The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to Federal income withholding tax, but are taxable when they are withdrawn from the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Participants receive matching employer contributions equal to 50% of the first 4% of compensation contributed by the participant through elective deferrals to the Plan. In addition, the Company provides retirement contributions to the Plan for employees older than forty years of age, at percentages ranging from 1% to 2%, dependent on age. Participants must be hired before January 1, 2005, participated in a Company defined benefit pension plan, and participating in the Plan during the contribution period in order to be eligible to receive the Company retirement contribution. The employee can elect to invest these contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of Company retirement contributions to the Goodyear Stock Fund.
Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis. Participants may not hold more than 10% of the account balance related to Company retirement contributions in the Goodyear Stock Fund.
Participant Accounts
A variety of funds have been established for each participant in the Plan. All fund accounts are valued daily by the Trustee.
Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.
Under the Employee Stock Ownership Plan (the “ESOP”), participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2010 there were no dividends paid on the Goodyear stock held.
Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.
Participant vested amounts are payable upon retirement, death or other termination of employment.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce plan expenses and future contributions by the Company. As of December 31, 2010 and 2009, the Plan had forfeiture credits of $27,442 and $33,486, respectively.
Participant Loans
Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loans during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one percent (4.25% at December 31, 2010 and 2009).
Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.
Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.
Expenses
Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid pro-rota from all funds in which a participant invests.
The J. P. Morgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expenses reduce the investment return reported and credited to enrolled participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.
NOTE 3 — RELATED PARTY TRANSACTIONS
An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.
J. P. Morgan Investment Management, Inc., an affiliate of the recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.
The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2010, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $9.10 to $16.39. The closing price per share of Goodyear common stock on The New York Stock Exchange was $11.85 at December 31, 2010 ($14.10 at December 31, 2009). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is designated as an ESOP.
NOTE 4 — TAX STATUS OF PLAN
On March 18, 2011 the Company was notified by the IRS that their application for an advance determination letter was in process. The Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:
(Dollars in Thousands)

	2010	2009
Net Assets Available for Benefits per the Financial Statements	$105,731	$97,943
Amount for adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,857	1,370

Net Assets Available for Benefits per the Form 5500	$107,588	$99,313

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2010 to the Form 5500:
(Dollars in Thousands)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$6,901
Impact of reflecting fully benefit-responsive investment contracts at fair value	487

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$7,388

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.
NOTE 6 — FINANCIAL DATA OF THE COMMINGLED TRUST
All of the Plan’s investments are in the Commingled Trust, which was established for the investment of Plan assets. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Commingled Trust was approximately 5.5%.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:
(Dollars in Thousands)

	2010	2009
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$44,811	$40,796
NTGI-QM Daily S&P 500 Equity Index Fund	325,576	298,148
JPMCB EAFE Plus Fund	140,309	126,417
Wellington Management Growth Fund	45,907	40,083
Short-Term Investments	22,972	35,108

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	38,420	32,300
Vanguard Target Retirement Income Fund	4,124	2,960
Vanguard Target Retirement 2005 Fund	13,864	12,935
Vanguard Target Retirement 2015 Fund	34,758	24,799
Vanguard Target Retirement 2025 Fund	90,546	65,951
Vanguard Target Retirement 2035 Fund	39,715	24,078
Vanguard Target Retirement 2045 Fund	49,302	36,066
Artisan Small Capitalization Growth Fund	—	47,092
Eagle Small Capitalization Growth Fund	55,518	—
RS Partners Small Capitalization Value Fund	19,715	15,015

Charles Schwab Self Directed Account — Mutual Funds	31,188	27,508
Common Stock of The Goodyear Tire & Rubber Company	116,019	140,668
Investment Contracts (See Note 8)	780,599	751,650

Total Investments	1,853,343	1,721,574

Receivables:
Other	120	341
Accrued Interest and Dividends	237	143

Total Receivables	357	484

Total Assets	1,853,700	1,722,058

Liabilities:
Pending Trades	(662)	—
Administrative Expenses Payable	(2,728)	(1,802)

Total Liabilities	(3,390)	(1,802)

Net Assets Available for Benefits	$1,850,310	$1,720,256

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Net investment gain for the Commingled Trust is as follows:
(Dollars in Thousands)

Year Ended
December 31,
2010
Net Appreciation (Depreciation) in Fair Value of Investments:
Common Collective Trust	$63,769
Mutual Funds	38,952
Common Stock	(21,228)
Self Directed Account — Mutual Funds	2,902

84,395

Interest and Dividends	37,388

Investment Gain	121,783
Administrative Expenses	(4,379)

Net Investment Gain	$117,404

NOTE 7 — FAIR VALUE MEASUREMENTS
Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:
•	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Mutual funds: Valued at the net asset value of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.
Common collective trusts: Valued at the net asset value of units held by the Commingled Trust at year end, as determined by a pricing vendor or the fund family. Common collective trust funds are invested to earn returns that match or exceed U.S. or international equity indexes.
Investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2010 and 2009:
(Dollars in Thousands)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds	$377,150	$—	$—	$377,150
Common stocks	116,019	—	—	116,019
Common collective trusts	—	579,575	—	579,575
Investment contracts	—	—	780,599	780,599

Total assets at fair value	$493,169	$579,575	$780,599	$1,853,343

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$288,704	$—	$—	$288,704
Common stocks	140,668	—	—	140,668
Common collective trusts	—	540,552	—	540,552
Investment contracts	—	—	751,650	751,650

Total assets at fair value	$429,372	$540,552	$751,650	$1,721,574

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The following table sets forth a summary of changes in fair value of the Commingled Trust’s Level 3 assets for the year ended December 31, 2010:
(Dollars in Thousands)

Investment Contracts
Balance, beginning of year	$751,650
Change in fair value	10,974
Purchases, sales, issuances and settlements (net)	17,975

Balance, end of year	$780,599

NOTE 8 — INVESTMENT CONTRACTS
One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.
The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31,
2010
Average Yields:
Based on actual earnings	2.0%
Based on interest rate credited to participants	3.8%

THE GOODYEAR TIRE & RUBBER COMPANY
SAVINGS PLAN
FOR RETAIL EMPLOYEES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
Employer Identification Number: 34-0253240, Plan Number: 013

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue,borrower	including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value
*	Participant Loans	4.25% - 9.25%	$—	$4,601,873
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA